JP Morgan Access Multi-Strategy Fund, LLC and

J. P. Morgan Access Multi-Strategy Fund II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 26, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JP Morgan Access Multi-Strategy Fund, LLC (File No. 811-21552) (the “MS I Fund”) and J. P. Morgan Access Multi-Strategy Fund II (File No. 811-22575) (the “MS II Fund” and together with the MS I Fund, the “Funds”)

Dear Ms. White:

This letter is in response to the comments you previously provided with respect to the Funds. You provided comments to the MS I Fund’s Registration Statement and stated that all such comments also applied to the MS II Fund’s Registration Statement. As such, unless otherwise noted below, all comments and the responses to each comment apply to both Funds. If applicable, we will incorporate the changes referenced below in an amendment to the Fund’s Registration Statement on Form N-2.

GENERAL COMMENT

1.	Comment: Please include a Tandy representation in your response letter.

Response: Subsequent to receipt of comments, the SEC announced on October 5, 2016 that, with immediate effect, it will no longer require companies to include “Tandy” representations in their disclosure filing review correspondence. As a result, the Fund has not included the requested Tandy representation.

PROSPECTUS COMMENTS

Summary of Fees and Expenses

2.	Comment: Please confirm whether the Waiver Period in the Registration Statement will be in effect for at least one year from the date of the registration statement.

Response: The Funds hereby confirm that the Waiver Period will be in effect for at least 1 year from the August 26, 2016 date of the previously filed registration statement and the disclosure will be revised accordingly.

Investment Policies and Restrictions

3.	Comment: With respect to concentration, it is the staff’s position that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.).

Response: The Funds are not able to look through to the investments of the underlying Investment Funds because the Funds do not have knowledge of the underlying Investment Funds’ investments. Moreover, the Funds believe that their current policy on concentration, as disclosed in the Registration Statement, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Funds to concentrate their assets in any particular industry. The Funds are not aware of a requirement to “look through” underlying funds in which the Funds invest for purposes of administering their concentration policy. To the extent that the Funds determine their investments in an underlying fund exposes the Funds to a material risk, including significant exposure to a particular industry or group of industries, the Funds would take steps to ensure that they have appropriate risk disclosure relating to that investment.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary

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